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                        Independent Auditors' Consent






The Board of Directors
Dataram Corporation:


We consent to incorporation by reference in the Registration Statement (No. 33-56282) on Form S-8 of Dataram Corporation and subsidiary of our report dated May 20, 1999, relating to the consolidated balance sheets of Dataram Corporation and subsidiary as of April 30, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1999, and our report dated May 20, 1999 relating to the financial statement schedule as listed in Item 8 of Form 10-K, which reports appear in the April 30, 1999 annual report on Form 10-K of Dataram Corporation.


                                         KPMG LLP

                                     KPMG LLP




Princeton, New Jersey
July 26, 1999